Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

dated as of

September 23, 2009

among

LEO PHARMA A/S,

LEO LABORATORIES LTD.,

WARNER CHILCOTT PLC,

WARNER CHILCOTT COMPANY, LLC

and

WARNER CHILCOTT (US), LLC

ii

		PAGE
Section 8.04.	Successors and Assigns	37
Section 8.05.	Governing Law	37
Section 8.06.	Jurisdiction	37
Section 8.07.	WAIVER OF JURY TRIAL	37
Section 8.08.	Counterparts; Effectiveness; Third Party Beneficiaries	37
Section 8.09.	Entire Agreement	38
Section 8.10.	Bulk Sales Laws	38
Section 8.11.	Severability	38
Section 8.12.	Seller Disclosure Letter	38
Section 8.13.	Specific Performance	38

Schedule 1.01(a)	Knowledge Parties
Schedule 2.01(a)	Transferred Domain Names
Schedule 2.01(d)	Assumed Contracts
Schedule 2.08(b)(i)	Milestone Payment
Schedule 2.09(a)	Wire Transfer Instructions
Schedule 2.10	Purchase Price Allocation

Annex I	Existing Agreements

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Warner Chilcott agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

iii

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of September 23, 2009, among LEO PHARMA A/S, an Aktieselskab organized under the laws of Denmark (“Buyer Parent”), LEO LABORATORIES LTD., a limited liability company formed under the laws of Ireland (“Irish Buyer”; and, together with Buyer Parent, the “Buyers”), WARNER CHILCOTT PLC, an Irish public limited company (“Seller Parent”), WARNER CHILCOTT COMPANY, LLC, a Puerto Rican limited liability company and an indirect wholly-owned subsidiary of Seller Parent (“WCCL”), and WARNER CHILCOTT (US), LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Seller Parent (“WC US”; and, together with Seller Parent and WCCL, each a “Seller” and collectively the “Sellers”).

W I T N E S S E T H :

WHEREAS, Sellers are in the business (the “Business”) of (i) selling, marketing and distributing the Products (as hereinafter defined) in the United States, its possessions and territories (the “Territory”) and (ii) engaging in certain ancillary activities related to selling, marketing and distributing the Products, including, the secondary packaging of certain Products and regulatory compliance matters (but excluding, for the avoidance of doubt, manufacturing);

WHEREAS, WCCL (as successor in interest to Galen (Chemicals) Limited) and Buyer Parent are parties to (i) a Master Agreement dated April 1, 2003, as amended pursuant to Addendum I, dated September 14, 2005, among WCCL, Buyer Parent and Warner Chilcott Holdings Company III, Limited (as amended or otherwise modified prior to the date hereof, the “Master Agreement”) relating to the licensing, development, supply and marketing of the Products in the Territory; and (ii) a Development Agreement dated April 1, 2003, as amended pursuant to Addendum I, dated September 14, 2005, between WCCL and Buyer Parent (as amended or otherwise modified prior to the date hereof, the “Development Agreement”) relating to the development of the Products;

WHEREAS, pursuant to the Master Agreement, WCCL and Buyer Parent have entered into (i) a License, Supply and Development Agreement dated September 14, 2005 relating to the licensing, development, supply, marketing and sale of Taclonex (a/k/a Dovobet) products in the Territory (as amended or otherwise modified prior to the date hereof, the “Taclonex Agreement”); (ii) an Amended and Restated License and Supply Agreement dated September 14, 2005 relating to the licensing, supply, marketing and sale of Dovonex products in the Territory (as amended or otherwise modified prior to the date hereof, the “Dovonex Agreement”); (iii) a Right of First Refusal Agreement dated September 14, 2005 (as amended or otherwise modified prior to the date hereof, the “ROFR Agreement”); (iv) an Amended and Restated Cooperation Agreement dated September 14, 2005 (as amended or otherwise modified prior to the date hereof, the “Cooperation Agreement”); (v) a Pharmacovigilance

Procedures Agreement dated March 7, 2008 (as amended or otherwise modified prior to the date hereof, the “Taclonex Pharmacovigilance Agreement”) relating to Taclonex (a/k/a Dovobet) products; and (vi) a Pharmacovigilance Procedures Agreement dated March 7, 2008 relating to Dovonex products (as amended or otherwise modified prior to the date hereof, the “Dovonex Pharmacovigilance Agreement”); (vii) that certain Option Agreement with respect to TD1414 dated January 21, 2006 (as amended pursuant to a letter agreement dated July 16, 2009, the “TD1414 Option Agreement”) and (viii) the other Contracts (as hereinafter defined) listed in Annex I(such Contracts, together with the TD1414 Option Agreement, the Dovonex Pharmacovigilance Agreement, the Taclonex Pharmacovigilance Agreement, the Corporation Agreement, the ROFR Agreement, the Taclonex Agreement, the Dovonex Agreement, the Development Agreement and the Master Agreement, collectively, the “Existing Agreements”);

WHEREAS, WCCL and Buyer Parent desire that each shall reacquire their rights under and therefore terminate each of the Existing Agreements in accordance with Section 2.08 and upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, Buyers desire to purchase the Purchased Assets (as hereinafter defined) from Sellers, and Sellers desire to sell, and Seller Parent desires to cause the Selling Subsidiaries to sell, the Purchased Assets to Buyers, upon the terms and subject to the conditions hereinafter set forth;

The parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Ancillary Agreements” means (i) the Assignment and Assumption Agreement, (ii) the Transition Services Agreement, (iii) the Distribution Agreement and (iv) the IP Assignment and Assumption Agreement.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), rule, regulation, order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the date of this Agreement.

“Contracts” means any written agreement, contract, license, lease, commitment, arrangement or understanding, including any invoice, sales order or purchase order.

“Damages” means any and all liabilities, losses, damages and expenses, including reasonable fees and expenses of counsel and other reasonable expenses of investigation and litigation.

“Effective Time” means 12:01 a.m. Eastern United States time on the Closing Date; provided that, with respect to Inventory, the Effective Time shall not occur until the earliest time on the Closing Date when the Inventory is located in international waters or if located in the United States in the State of Delaware.

“Environmental Laws” means any Applicable Law relating to the environment, the effect of the environment on health and safety, or pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Liabilities” means any and all liabilities, obligations or commitments of Sellers and their respective Subsidiaries arising in connection with or in any way relating to the Purchased Assets, the Business or the Products which arise under or relate to any Environmental Law, in each case, to the extent relating to or arising out of actions, conditions or events existing or occurring prior to the Effective Time.

“FDA Act” means the Food, Drug and Cosmetics Act of 1938.

“Firm Ordered Inventory” means Product Inventory that (as of the date of this Agreement) has been ordered by a Seller pursuant to the Existing Agreements but not yet been paid for.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental or regulatory authority, department, court, agency or official, including any political subdivision thereof.

“Intellectual Property Rights” means all: (i) trademarks, service marks, logos, trade dress, slogans, and trade names and all applications and registrations for any of the foregoing, in any jurisdiction, and all goodwill associated therewith;

(ii) domain names; (iii) patents (including utility and design patents), patent applications, patent disclosures and all related extensions, continuations, continuations-in-part, divisions, reissues, and reexaminations, utility models, and certificates of invention; (iv) trade secrets, confidential information, proprietary information, inventions, know-how, rights in research and development, financial, marketing and business data, pricing and cost information, business and marketing plans, technical data, designs, drawings, specifications, databases and customer and supplier lists and information; (v) copyrights and all registrations and applications therefor, together with all renewals and extensions therefor, works of authorship, rights in product packaging and design and database rights; and (vi) computer programs and proprietary software, whether in source code or object code.

“knowledge of Sellers”, “Sellers’ knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the individuals specified in Schedule 1.01(a).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such property or asset.

“NDA” means a New Drug Application as defined under the FDA Act.

“Permitted Liens” means (i) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith; (ii) carrier’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith; and (iii) Liens under Seller Parent’s existing credit facility that will be released in connection with the Closing.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pipeline Products” means LEO 80185 (body), LEO 80190, LEO 22811, LEO 29102, TD 1414 and the new product described in Exhibit A to that certain letter agreement between WCCL and Buyer Parent dated May 7, 2009.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date, as determined pursuant to Section 6.02(b).

“Products” means (i) any pharmaceutical formulation containing calcipotriol (calcipotriene) as the only active pharmaceutical ingredient (including Dovonex ointment, cream and scalp solution) and any other such formulations in any form, including a gel, foam, spray, mousse or liquid, whether such formulation has been developed, is being developed or may be developed in the future, (ii) any pharmaceutical formulation containing calcipotriol (calcipotriene) and steroid, including Taclonex ointment, Taclonex scalp topical suspension, and any other such formulations in any form, including an ointment, cream, gel, solution, foam, spray, mousse or liquid, whether such formulation has been developed, is being developed or may be developed in the future and (iii) to the extent not covered by the foregoing clauses (i) and (ii), the Pipeline Products.

“Seller Disclosure Letter” means the disclosure letter delivered by Sellers to Buyers in connection with the execution and delivery of this Agreement and attached hereto.

“Selling Subsidiaries” means WCCL and WC US together, and “Selling Subsidiary” means any one of them.

“Subsidiary” means, with respect to any Person, any entity of which (i) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions; or (ii) 50% or more of the equity interests are at the time directly or indirectly owned by such Person.

“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, escheat, unclaimed property, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium, abandoned or unclaimed property and other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever imposed by a Governmental Authority (a “Taxing Authority”), whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto, and including any liability for the payment of the foregoing obligations of another Person as a result of (i) being or having been a member of an affiliated, consolidated, combined, unitary or aggregate group of corporations; (ii) being or having been a party to any tax sharing agreement or any express or implied obligation to indemnify any Person; and (iii) being or having been a transferee, successor, or otherwise assuming the obligations of another Person to pay the foregoing amounts.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Apportioned Obligations	6.02

Term	Section
Assignment and Assumption Agreement	2.09
Assumed Contracts	2.01
Assumed Liabilities	2.03
Business	Recitals
Buyer Licensed IP Rights	3.10
Buyer Parent	Preamble
Buyer Marks	2.02
Buyers	Preamble
Cap	7.02
Cash Consideration	2.06
Closing	2.09
Confidentiality Agreement	5.05
Cooperation Agreement	Recitals
Deductible	7.02
Development Agreement	Recitals
Dovonex Agreement	Recitals
Dovonex Pharmacovigilance Agreement	Recitals
Excluded Assets	2.02
Excluded Liabilities	2.04
Existing Agreements	Recitals
Fundamental Representations	7.01
Indemnified Party	7.03
Indemnifying Party	7.03
Inventory	2.01
Irish Buyer	Preamble
Marketing Materials	2.02
Master Agreement	Recitals
Net Sales and Contributions Statements	3.05
Operating Contract	3.06
Payoff Letter	2.09
Post-Closing Tax Period	6.02
Purchase Price	2.06
Purchased Assets	2.01
Restricted Business	5.06
ROFR Agreement	Recitals
Seller Marks	2.02
Seller Parent	Preamble
Seller Returns	2.04
Sellers	Preamble
Surviving Provisions	2.08
Taclonex Agreement	Recitals
Taclonex Pharmacovigilance Agreement	Recitals
TD1414 Option Agreement	Recitals
Territory	Recitals

Term	Section
Third Party Claim	7.03
Transfer Taxes	6.02
Transferred Domain Names	2.01
Transition Services Agreement	2.09
U.S. Buyer	Preamble
Warranty Breach	7.02
WC UK	2.01
WC US	Preamble
WCCL	Preamble

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meanings set forth in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Laws.

ARTICLE 2

PURCHASE AND SALE; TERMINATION OF EXISTING AGREEMENTS

Section 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Buyers agree to purchase from Sellers (in accordance with Section 2.10), and Sellers agree to, and Seller Parent agrees to cause the Selling Subsidiaries and, solely for the purposes of the assets set forth in Section 2.01(a), Warner Chilcott UK Limited (“WC UK”), to sell, convey, transfer, assign and deliver to Buyers (in accordance with Section 2.10) at the Closing, free and clear of all Liens, other than Permitted Liens, all of Sellers’ right, title and interest in, to and under the following assets, as the same shall exist on the Closing Date (collectively, the “Purchased Assets”):

(a) all Intellectual Property Rights which are owned or held as custodian by a Seller or WC UK and are listed in Schedule 2.01(a) (the “Transferred Domain Names”);

(b) any Product inventory (excluding samples), and labels, packaging and other similar supplies related thereto (except to the extent that such labels, packaging and other similar supplies constitute Marketing Materials), that is held by a Seller (the “Inventory”);

(c) copies of all regulatory files (including all correspondence and communications with Governmental Authorities), reports (including FDA Act inspection reports), and all supplements and amendments thereto, in each case, to and from any applicable Governmental Authority to the extent primarily related to the Purchased Assets, the Business or the Products; provided that Sellers may deliver the materials referred to in this Section 2.01(c) with reasonable redactions thereon of all references to and information regarding items other than the Products, the Business and the Purchased Assets so long as such redactions do not materially affect the meaning, content and context of such materials;

(d) all of the Contracts set forth in Schedule 2.01(d) (the “Assumed Contracts”);

(e) to the extent primarily related to the Purchased Assets, the Business or the Products, all marketing materials (other than the Marketing Materials), customer and sales information (including customer and supplier lists), product literature, training materials, artwork relating to product packaging, designs, market research, customer surveys, target demographic analyses and consultants’ reports in whatever medium (e.g., audio, visual, print), in each case, including representative samples of each prior version of such advertising, marketing and promotional materials, and other product information that has been used during the term of the Existing Agreements, in the possession of a Seller;

(f) to the extent primarily related to the Products, all research data, safety information, information related to all clinical studies (including all clinical information on the clinical study referred to as protocol # 03105-2 regarding Dovobet® Ointment – Dovonex® ointment, which includes the protocol, clinical study report, CRFs, line-listings, clinical databases, safety databases, trial master files and correspondence with Governmental Authorities and any other Person, in each case primarily relating to such clinical study);

(g) all other books, records, files and papers, including doctors’ calls’ histories in a Seller’s possession, whether in hard copy or computer format, to the extent primarily related to the Purchased Assets, the Business or the Products; and

(h) all claims, counterclaims, credits, causes of action, choses in action, rights of recovery and rights of set-off and third party warranties, guarantees and similar contractual rights as to third parties to the extent primarily related to the Purchased Assets.

Section 2.02. Excluded Assets. The Buyers expressly understand and agree that all assets, properties and rights of Sellers and any of their respective Affiliates other than the Purchased Assets (the “Excluded Assets”) are not being acquired by the Buyers. For the avoidance of doubt, the Excluded Assets shall include:

(a) any real estate owned or leased by a Seller or any of its Affiliates;

(b) except for the Inventory conveyed pursuant to Section 2.01(b), any inventory owned or held by a Seller or any of its Affiliates, including raw materials, goods in process, finished goods, packaging supplies and labels;

(c) any manufacturing equipment used or held for use by a Seller or any of its Affiliates;

(d) except for packaging materials conveyed pursuant to Section 2.01(b), any packaging assets used or held for use by a Seller or any of its Affiliates;

(e) all cash and cash equivalents on hand and in banks;

(f) all accounts receivable, notes receivable and other indebtedness due and owed by any third party to a Seller or any of its Affiliates arising out of or held in connection with the Purchased Assets or the Business;

(g) insurance policies relating to the Purchased Assets or the Business and all claims, credits, causes of action or rights thereunder;

(h) all trademarks and tradenames owned by or licensed to a Seller or its Affiliates (the “Seller Marks”); provided, however, that in no event shall the Seller Marks include (i) the trademarks and tradenames licensed to any Seller pursuant to the Existing Agreements or (ii) any other trademarks and tradenames owned by Buyer or any of its Affiliates (all of the foregoing in clauses (i) and (ii), the “Buyer Marks”);

(i) (i) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement and the Ancillary Agreements or the transactions contemplated hereby or thereby and (ii) all minute books and corporate records of Sellers and their respective Affiliates;

(j) all promotional, advertising and display materials (collectively, “Marketing Materials”); and

(k) all rights of Sellers arising under this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby.

Section 2.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyers (in accordance with Section 2.10) agree, effective as of the Effective Time, to assume only the following liabilities and obligations of Sellers and their respective Affiliates (the “Assumed Liabilities”):

(a) all liabilities and obligations in respect of any product liability, breach of warranty or similar claim for injury to person or property related to Products sold after the Effective Time (including any action, suit, investigation or proceeding relating to any such liabilities or obligations) except, with respect to the Inventory sold after the Effective Time, for any such liabilities or obligations arising or occurring from actions taken (or failed to be taken) by the Sellers or their Affiliates prior to the Effective Time;

(b) all liabilities and obligations relating to the return of any Products after the Effective Time, except for any Seller Returns and as provided in the proviso to Section 2.04(b);

(c) all liabilities and obligations for rebates, discounts, chargebacks and other offsets to the price charged for the Products occurring after the Effective Time, except to the extent provided in Section 2.04(c)(ii);

(d) all liabilities and obligations arising under the Assumed Contracts to the extent such obligations (i) arise out of actions or events arising or occurring after the Closing Date; and (ii) such obligations do not arise out of any breach or default (with or without the giving of notice or the lapse of time or both) by any of the Sellers or their respective Affiliates prior to the Closing Date; and

(e) all liabilities and obligations arising out of any action, suit, investigation or proceeding to the extent relating to or arising out of actions or events arising or occurring after the Effective Time relating to the Products, the Business or the Purchased Assets; and

(f) all other liabilities, obligations and commitments of whatever kind and nature, whether primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, arising out of or relating directly or indirectly to the Purchased Assets, the Business or the Products, but only to the extent related to any period on or after the Effective Time.

Section 2.04. Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, the Buyers are assuming only the Assumed Liabilities and are not assuming any other liability or obligation of any Seller or its Affiliates of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain liabilities and obligations of such Seller or its Affiliates (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include:

(a) all liabilities and obligations in respect of any product liability, breach of warranty or similar claims for injury to person or property related to Products sold prior to the Effective Time (including any action, suit, investigation or proceeding relating to any such liabilities or obligations);

(b) all liabilities and obligations relating to (i) the return of any Products before the Effective Time and (ii) the return of any Products after the Effective Time that were shipped by a Seller or its Affiliates to a third party prior to the Closing Date which are either (A) expired on the date of such return, (B) have an expiration date that is less than 12 months after the date of such return or (C) at the time of such return are not in a condition that can be resold by the Buyers (other than as a result of actions or omissions by Buyers or their respective Affiliates) (collectively, the “Seller Returns”); provided that in the event that Sellers deliver Inventory to Buyers from lots that include Inventory that was sold by Sellers prior to the Effective Time, Sellers shall be responsible for a percentage of the credit liability associated with returns of Inventory included in such lot equal to the percentage of the Inventory included in such lot that was sold prior to the Effective Time, and Buyers shall be responsible for the remaining credit liability associated with returns of Inventory included in such lot;

(c) (i) all liabilities and obligations for rebates, discounts, chargebacks and other offsets to the price charged for the Products occurring before the Effective Time and (ii) all liabilities and obligations for rebates, chargebacks and other offsets to the price charged for the Products (but excluding, for the avoidance of doubt, cash discounts and wholesaler fees) occurring during the six-month period after the Effective Time;

(d) all liabilities and obligations arising under the Assumed Contracts to the extent such obligations (i) arise out of actions or events arising or occurring prior to the Closing Date or (ii) such obligations arise out of a breach or default (with or without the giving of notice or the lapse of time or both) by any of the Sellers or their respective Affiliates prior to the Closing Date;

(e) all liabilities and obligations arising out of any action, suit, investigation or proceeding to the extent relating to or arising out of actions or events arising or occurring prior the Effective Time relating to the Products, the Business or the Purchased Assets;

(f) all liabilities and obligations of a Seller or any of their respective Affiliates for Taxes and Taxes related to the Purchased Assets for any Pre-Closing Tax Period; provided that Transfer Taxes incurred in connection with the transactions contemplated by this Agreement and Apportioned Obligations shall be paid in the manner set forth in Section 6.02 hereof;

(g) all liabilities and obligations under a Seller’s employee benefits or compensation arrangements;

(h) all current liabilities of Sellers and their respective Affiliates (including any current liabilities arising prior to the Effective Time relating to the Purchased Assets, the Business or the Products);

(i) all Environmental Liabilities;

(j) all liabilities and obligations of any Seller to any Affiliate of such Seller (regardless of whether such liability or obligation is related to the Business, the Purchased Assets or the Products);

(k) all liabilities arising under Permitted Liens on any Purchased Asset as of the Closing that are not released at Closing;

(l) all liabilities and obligations relating to an Excluded Asset; and

(m) all other liabilities, obligations and commitments of whatever kind and nature, whether primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, arising out of or relating directly or indirectly to the Purchased Assets, the Business or the Products, but only to the extent related to any period prior to the Effective Time).

Notwithstanding anything to the contrary in this Agreement or otherwise, to the extent that any liabilities or obligations are or would have been liabilities or obligations or otherwise the responsibility of Buyer Parent or any of its Affiliates under the Existing Agreements (assuming for this purpose that the Existing Agreements had remained in full force and effect and that Section 2.08 has been disregarded), such liabilities or obligations shall be deemed not to be Excluded Liabilities and shall be deemed to be Assumed Liabilities under this Agreement.

Section 2.05. Assignment of Contracts and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of a third party, would constitute a breach or in any way adversely affect the rights of Buyer or Sellers thereunder.

Section 2.06. Purchase Price. The total consideration for the Purchased Assets and the termination of the Existing Agreements (the “Purchase Price”), is (i) $1,000,000,000 (the “Cash Consideration”) plus (ii) the assumption of the Assumed Liabilities. The Purchase Price shall be paid as provided for in Section 2.09 and allocated among the Purchased Assets and termination of the Existing Agreements as provided in Section 2.11.

Section 2.07. [Intentionally Omitted].

Section 2.08. Existing Agreements. (a) Effective as of the Effective Time, Buyers and Sellers agree that each shall reacquire its rights under the Existing Agreements, and each therefore agrees that the Existing Agreements shall hereby terminate and be of no further force or effect, except as specifically provided in this Section 2.08.

(b) Notwithstanding the termination of the Existing Agreements and each provision thereof at the Effective Time pursuant to Section 2.08(a):

(i) Each of WCCL and Buyer Parent shall remain liable under the applicable Existing Agreement for any amounts accrued and payable by such party thereunder with respect to any period up to the Effective Time, including the payment set forth on Schedule 2.08(b)(i), and such amounts shall be paid when they would otherwise have become due and payable under the applicable Existing Agreement, except to the extent any such amounts are cancelled pursuant to Section 2.09(b).

(ii) Notwithstanding anything in this Agreement to the contrary, the parties agree that (A) Section 3.3 of the Master Agreement,

(B) Section 7.4 of the Development Agreement, (C) Section 18.9 of the Talconex Agreement, (D) Section 15.9 of the Dovonex Agreement, (E) Sections 16(b) and (c) of the Cooperation Agreement, (F) the last sentence of the second paragraph of Section 17 of the Taclonex Pharmacovigilance Agreement, (G) the last sentence of the second paragraph of Section 17 of the Dovonex Pharmacovigilance Agreement and (H) all provisions related to confidentiality (collectively, the “Surviving Provisions”) shall survive the Effective Time, shall remain in full force and effect and each party shall remain liable for its obligations under such provisions.

(c) Except (x) for demands or claims under, relating to or in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (y) as expressly provided in Section 2.08(b) and (z) matters related to the Surviving Provisions, effective as of the Effective Time, (i) WCCL hereby releases and discharges Buyers and their respective Affiliates, and the directors, officers, employees, agents and successors of each of the foregoing, from any demand or claim of whatever kind or nature, whether known or unknown as of the Closing, arising out of or in connection with the Existing Agreements; and (ii) Buyer Parent hereby releases and discharges WCCL and its Affiliates, and the directors, officers, employees, agents and successors of each of the foregoing, from any demand or claim of whatever kind or nature, whether known or unknown as of the Closing, arising out of or in connection with the Existing Agreements. For the avoidance of doubt, Sellers acknowledge that following the Closing Sellers shall have no rights with respect to the Products or the Pipeline Products (including any products of Peplin, Inc. that would have been subject to the ROFR Agreement had the Existing Agreements not been terminated pursuant hereto) except as may be set forth in the Distribution Agreement or the Transition Services Agreement.

Section 2.09. Closing. The closing (the “Closing”) of (x) the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder and (y) the termination of the Existing Agreements pursuant to Section 2.08 of this Agreement shall take place simultaneously with the execution of this Agreement. The Closing shall be deemed effective at the Effective Time. At the Closing:

(a) Buyers shall pay the Cash Consideration by delivering to Seller Parent, for the benefit of the Selling Subsidiaries, $1,000,000,000 in immediately available funds by wire transfer to the account set forth on Schedule 2.09(a).

(b) All orders for Firm Ordered Inventory (including all payables owed to Buyers by any Seller in respect thereof) shall be cancelled automatically without any further action by any party hereto.

(c) Sellers and Irish Buyer shall enter into an Assignment and Assumption Agreement with respect to all of the Purchased Assets (except for those assets described in Section 2.01(a)) in the form previously agreed to by the parties (the “Assignment and Assumption Agreement”).

(d) WC US, WC UK and Buyer Parent shall enter into a Domain Name Transfer Agreement with respect to the Domain Names set forth in Schedule 2.01(a) in the form previously agreed to by the parties (the “Domain Name Transfer Agreement”).

(e) WC US, Buyer Parent and Irish Buyer shall enter into a Distribution Agreement in the form previously agreed to by the parties (the “Distribution Agreement”).

(f) WC US and LEO Pharma Inc. shall enter into the Transition Services Agreement in the form previously agreed to by the parties (the “Transition Services Agreement”).

(g) Sellers shall deliver or cause to be delivered to Buyers an executed Payoff Letter in the form previously agreed by the parties (the “Payoff Letter”) and shall pay by wire transfer to Credit Suisse that portion of the Payoff Amount (as defined in the Payoff Letter) that is not being wired directly to Credit Suisse by Buyers at Closing, in each case, so that the release of Liens on the Purchased Assets as contemplated by the Payoff Letter shall be effective upon the Closing.

(h) Sellers shall deliver or cause to be delivered to Buyers and their respective Affiliates such other deeds, bills of sale, endorsements, consents, assignments and other instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to vest in Buyers all right, title and interest in, to and under the Purchased Assets.

Section 2.10. Allocation of Purchased Assets and Assumed Liabilities. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) all Purchased Assets set forth in Section 2.01(a) shall be sold to Buyer Parent and (ii) all other Purchased Assets shall be sold to Irish Buyer.

(b) Upon the terms and subject to the conditions of this Agreement, at the Closing, all Assumed Liabilities set forth in Section 2.03 shall be assumed by Irish Buyer, except to the extent any relate to the Purchased Assets set forth in Sections 2.01(a), in which case such Assumed Liabilities set forth in Section 2.03 shall be assumed by Buyer Parent.

Section 2.11. Purchase Price Allocation. The Purchase Price shall be allocated among the Sellers, and the effect of the provisions regarding the

Existing Agreements set forth in Section 2.08(a), the Sellers’ covenant under Section 5.06 and the Purchased Assets, as set forth in Schedule 2.11. Sellers and Buyers agree to (i) be bound by the allocation set forth in Schedule 2.11 and (ii) act in accordance with such allocation in the preparation, filing and audit of any Tax return (including filing Form 8594, if required). Not later than 30 days prior to the filing of their respective Forms 8594 (if required) relating to this transaction, each party shall deliver to the other party a copy of the Form 8594 (if required) such party proposes to file.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Seller Disclosure Letter, Sellers jointly and severally represent and warrant to Buyers as of the date hereof that:

Section 3.01. Existence and Power. Each Seller is duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization or formation and has all corporate or limited liability company power and authority and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to perform its obligations under the Distribution Agreement and the Transition Services Agreement, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a material adverse effect on such Seller’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and to perform the services contemplated hereby and thereby.

Section 3.02. Authorization. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby are within such Seller’s corporate or limited liability company powers and have been duly authorized by all necessary corporate or limited liability company action on the part of such Seller. Assuming due execution and delivery by all other parties hereto and thereto, this Agreement and, if such Seller is party thereto, the Ancillary Agreements constitute a valid and binding obligation of such Seller and enforceable against such Seller in accordance with the terms hereof and thereof, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

Section 3.03. Governmental Authorization. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, require no material action by or in respect of, or material filing with, any Governmental Authority.

Section 3.04. Noncontravention. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements to which such Seller is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation, bylaws or similar organizational documents of such Seller, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (iii) constitute a material default or breach under or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit relating to the Purchased Assets or the Business to which such Seller, or after the Closing, a Buyer, is (or will be) entitled under any provision of any Assumed Contract or Operating Contract or (iv) result in the creation or imposition of any Lien on any Purchased Asset.

Section 3.05. Financial Statements. Section 3.05 of the Seller Disclosure Letter sets forth the “Net Sales and Contribution Statements” for the Products for the year ended December 31, 2008 and the six-month period ended June 30, 2009 (the “Net Sales and Contribution Statements”). The Net Sales and Contribution Statements have been (A) derived from the audited financial statements of Seller Parent which were prepared in accordance with GAAP and (B) fairly present, in all material respects, as of the dates thereof and for the periods then ended, the aggregate Product contribution (as described therein). The financial information related to the net sales of the Products that are contained in (i) the audited consolidated financial statements of Seller Parent (including any related notes thereto) included in Seller Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission (File/Film Number 001-33039 09639806) and (ii) the unaudited financial statements of Seller Parent (including any related notes thereto) included in Seller Parent’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the Securities and Exchange Commission (File/Film Number 001-33039 09993591), were prepared in accordance with GAAP (except as may be indicated in the notes thereto) and fairly present in all material respects the information stated therein related to the net sales of the Products.

Section 3.06. Material Contracts. (a) Other than the Assumed Contracts, the Existing Agreements, this Agreement and the Ancillary Agreements, no Seller is a party to or bound by any Contract relating to the Business under which Buyer will have any liability or other obligation after the Closing. Section 3.06(a) of the Seller Disclosure Letter sets forth a complete list (organized by subsection) of each Contract (other than the Assumed Contracts) to which any Seller is a party or a beneficiary and that:

(i) contains a covenant not to compete or other covenants that purport to limit or restrict the business activity of such Selling Subsidiary, in each case, that would reasonably be expected to materially impair Sellers’ ability to provide the services contemplated by the Distribution Agreement or the Transition Services Agreement;

(ii) involves payment by such Seller that is related to the Business or the Purchased Assets of more than $500,000 in any fiscal year or $2,000,000 in the aggregate, other than purchase orders entered into in the ordinary course of business consistent with past practice;

(iii) involves the obligation of such Seller to deliver Products, other than (A) sales orders entered into in the ordinary course of business consistent with past practice and (B) intercompany arrangements relating to the shipping and delivery of Products;

(iv) contemplates the sale of any Purchased Asset (other than sales of Inventory in the ordinary course of business) or the grant of any preferential rights to purchase any Purchased Asset;

(v) creates a relationship with any distributor, dealer, manufacturer’s representative or sales agency in respect of the Products or the Business; or

(vi) is otherwise material to the operation of the Business as currently conducted.

Each Contract listed in Section 3.06(a) of the Seller Disclosure Letter is referred to herein as an “Operating Contract”. For the avoidance of doubt, the Operating Contracts are not included in the Purchased Assets.

(b) Each Assumed Contract and Operating Contract is a valid and binding agreement of a Seller and is in full force and effect, constitutes a valid, binding and enforceable obligation of such Seller and, to the knowledge of Sellers, each other party thereto (subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles), and no Seller or, to the knowledge of Sellers, any other party thereto is in default or breach in any respect under the material terms of any such Contract, except (in the case of the Operating Contracts only) for any such defaults or breaches which would not reasonably be expected to materially impair or delay Sellers’ ability to consummate the transactions contemplated by this Agreement or to perform their obligations under the Distribution Agreement or the Transition Services Agreement. Sellers have made available to Buyers prior to the date hereof accurate and complete copies of each Assumed Contract and (subject to redactions of certain economic terms) each Operating Contract (including all amendments and other modifications thereto), except, in the case of Operating Contracts, to the extent prohibited by binding confidentiality obligations therein, in which case the Seller Disclosure Letter sets forth an accurate summary of the Operating Contract’s general subject matter and the identity of the parties thereto.

Section 3.07. Litigation. (a) There is no action, suit or proceeding pending against, or to the knowledge of Sellers, threatened (i) against or affecting the Purchased Assets, the Business or the Products before any arbitrator or any Governmental Authority or (ii) which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement.

(b) To the knowledge of Sellers, there is no investigation pending or threatened (i) against or affecting the Purchased Assets, the Business or the Products before any arbitrator or any Governmental Authority or (ii) which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 3.08. Compliance with Law. (a) Except as would not reasonably be expected to be material to the Business or as a result of actions or omissions by Buyer Parent or its Affiliates, (i) no Seller is in violation of any Applicable Law relating to the Purchased Assets or the Products, including the FDA Act and Environmental Laws, (ii) all governmental licenses, permits, approvals and authorizations principally employed by Sellers in, or necessary to the ongoing conduct by Sellers of, the marketing and selling of the Products in the Territory are in full force and effect and (except for such governmental licenses, permits, approvals and authorizations as are required for substantially all businesses in the applicable jurisdiction) are listed on Section 3.08 of the Seller Disclosure Letter and (iii) since January 1, 2006, no Governmental Authority has notified Seller Parent or any of its Subsidiaries in writing that Seller Parent or any of its Subsidiaries (with respect to the Purchased Assets, the Business or the Products) is in violation of any Applicable Law.

(b) Sellers and their respective Affiliates do not manufacture any of the Products, and Sellers disclaim all representations and warranties as to the manufacture of the Products, including as to whether the manufacturing of the Products is being conducted in compliance with current good manufacturing practices as set forth in 21 C.F.R. Parts 210 and 211 or the specifications contained in the NDAs for the Products. In no event shall the disclaimer in this Section 3.08(b) be deemed to apply to the packaging, storing and shipping of Products to the extent done by or on behalf of Sellers or any of their Affiliates (except to the extent done by Buyers or their Affiliates).

Section 3.09. Absence of Changes, Operation of Business. Since June 30, 2009 through the date of this Agreement, (a) there has not been any material adverse change in the financial condition or operations of the Business and no change, circumstance, effect or other matter has occurred which, individually or in the aggregate, would reasonably be expect to result in such a material adverse change, (b) no Seller has suffered any loss, damage, destruction or other casualty loss affecting the Business or any of the Purchased Assets in an amount exceeding $250,000 in the aggregate in respect of a related series of events and (c) each Seller has operated the Business in the ordinary course in accordance with past practice.

Section 3.10. Intellectual Property. (a) Following the consummation of the transactions contemplated by this Agreement, none of the Sellers will own or have the right to enforce (i) any Intellectual Property Rights that would, as of the Closing Date, be infringed by the operation of the Business as such business is currently conducted or (ii) any registrations or applications for registration of any material trademarks or material copyrights that relate exclusively to the Products or Pipeline Products.

(b) None of the Sellers has taken any action to encumber or otherwise subject to any Lien any of the Intellectual Property Rights licensed to WCCL pursuant to any Existing Agreement (the “Buyer Licensed IP Rights”), except for Liens under Seller Parent’s existing credit facility that will be released in connection with the Closing.

(c) Section 3.10(c) of the Seller Disclosure Letter lists all Contracts pursuant to which Seller Parent or any of its Selling Subsidiaries is a party and pursuant to which Seller Parent or any of its Selling Subsidiaries authorize a third party to use, practice any rights under or grant sublicenses with respect to any Transferred Domain Names.

(d) Except as set forth in Section 3.10(d) of the Seller Disclosure Letter, to the knowledge of Sellers, no Person has infringed or is infringing any Transferred Domain Names, has misappropriated or is otherwise misappropriating any Transferred Domain Names, or has otherwise unlawfully violated or is otherwise unlawfully violating any Transferred Domain Names, in each case, in any material respect. Except as set forth in Section 3.10(d) of the Seller Disclosure Letter or as previously disclosed to Buyer pursuant to or in connection with the Existing Agreement, in the past three years, none of the Sellers has received written notice from any Person (i) claiming that any of the material Buyer Licensed IP Rights infringes, misappropriates or otherwise unlawfully violates the Intellectual Property Rights of such Person in any material respect, or (ii) otherwise contesting the validity, enforceability, use or ownership of any of the material Buyer Licensed IP Rights.

Section 3.11. Inventory. Except to the extent that such matters are the responsibility of Buyer Parent or its Affiliates under the Existing Agreements, the Inventory sold to Buyers under this Agreement: (a) is not adulterated or misbranded under Applicable Laws; (b) is labeled with all required specifications therefor; and (c) to the extent that such Inventory has been labeled, shipped or packaged by or under instructions from a Seller or its Affiliates, is labeled, shipped and packaged in all material respects in accordance with Good Manufacturing Practices (except to the extent that such Good Manufacturing Practices relate to manufacturing) and all other Applicable Laws. On September 19, 2009, all of the Inventory was located at Sellers’ facility in Fajardo, Puerto Rico. None of the Inventory consists of items held on consignment.

Section 3.12. Title to and Sufficiency of Purchased Assets. (a) The Purchased Assets are held by Sellers as set forth in Section 3.12(a) of the Seller Disclosure Letter. Sellers have good title to all Purchased Assets. No Purchased Asset is subject to any Lien other than Permitted Liens and Liens under Seller Parent’s existing credit facility that will be released in connection with the Closing. WCCL is party to all of the Existing Agreements except for guarantees entered into by Affiliates of WCCL for the benefit of Sellers or their Affiliates. Except pursuant to this Agreement, WCCL has not assigned, in full or in part, sublicensed or transferred any of the Existing Agreements or any rights, liabilities or obligations thereunder, or entered into any commitment, understanding, arrangement or any other agreement regarding the foregoing.

(b) Except as set forth on Section 3.12(b) of the Seller Disclosure Letter, the Purchased Assets, the rights that will revert to Buyers upon termination of the Existing Agreements and the services to be provided under the Distribution Agreement are sufficient to permit Buyers and their Affiliates to carry on the Business immediately after the Closing in all material respects as presently conducted by Sellers (it being understood that this Section 3.12(b) does not address circumstances or requirements that are particular to Buyers as opposed to any other Person).

(c) Except as set forth on Section 3.12(c) of the Seller Disclosure Letter, the Purchased Assets, the rights that will revert to Buyers upon termination of the Existing Agreements and the services to be provided under the Transition Services Agreement are sufficient to permit Buyers and their Affiliates to carry on the Business immediately after the end of the term of the Distribution Agreement in all material respects as presently conducted by Sellers (it being understood that this Section 3.12(c) does not address circumstances or requirements that are particular to Buyers as opposed to any other Person).

Section 3.13. Sales Practices. Since June 30, 2009, no Seller has sold or agreed to sell any Products (i) accompanied by payment, pricing or shipment terms (e.g., deferred due dates, reduced pricing or payment discounts) that are outside the ordinary course of business consistent with past practice, (ii) to any Affiliate outside the ordinary course of business consistent with past practice, (iii) accompanied by an agreement, whether written or oral, to provide advertising support outside the ordinary course of business, (iv) accompanied by return rights outside the ordinary course of business consistent with past practice or (v) has reduced promotions, credits or incentives with respect to the Products other than in the ordinary course of business consistent with past practice. Since June 30, 2009, Sellers have not modified the sales representative compensation program with respect to the Products in a manner that would reasonable be expected to materially reduce or otherwise have a material negative impact on the benefits granted thereunder to employees or sales representatives.

Section 3.14. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of a Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers jointly and severally represent and warrant to Sellers as of the date hereof that:

Section 4.01. Existence and Power. Each of the Buyers is duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization or formation.

Section 4.02. Authorization. The execution, delivery and performance by each of the Buyers of this Agreement and, if a party thereto, the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of such Buyer and have been duly authorized by all necessary corporate action on the part of such Buyer. Assuming due execution and delivery by all other parties hereto and thereto, this Agreement and, if such Buyer is party thereto, the Ancillary Agreements constitute a valid and binding obligation of such Buyer and enforceable against such Buyer in accordance with the terms hereof and thereof, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyers of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any Governmental Authority.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyers of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation, bylaws or similar organizational documents of Buyers, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (i) result in the creation or imposition of any material Lien on any asset of Buyer, with such exceptions, in the case of clauses (iii) and (iv), as would not reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.05. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of any Buyer, threatened against or affecting, Buyers before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.06. Existing Agreements. Buyer Parent is party to all of the Existing Agreements. Except pursuant to this Agreement, Buyer Parent has not assigned, in full or in part, sublicensed or transferred any of the Existing Agreements or any rights, liabilities or obligations thereunder, or entered into any commitment, understanding, arrangement or any other agreement regarding the foregoing.

Section 4.07. Finders’ Fees. Except for Morgan Stanley, whose fees will be paid by Buyers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.08. Inspections; No Other Representations. Buyers are informed and sophisticated purchasers, and have engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets as contemplated hereunder. The Buyers have undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable Buyers to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the ancillary Agreements. Except as expressly set forth in this Agreement (including Article 3 and 6 of this Agreement), the Buyers acknowledge and agree that the Purchased Assets are sold “as is” and Buyer agrees to accept the Purchased Assets in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to any Seller. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, Buyers acknowledge that Sellers make no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyers of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) with respect to the Purchased Assets, (ii) any standard operating procedures or other compliance-related documents included in the Purchased Assets or (iii) any other information or documents made available to Buyers or its counsel, accountants or advisors with respect to the Purchased Assets.

ARTICLE 5

COVENANTS OF BUYER AND SELLERS

Buyers and Sellers agree that:

Section 5.01. Further Assurances. Sellers and Buyers agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in the applicable Buyers good title to the Purchased Assets.

Section 5.02. Access to Information. (a) On and after the Closing Date, each Seller will afford promptly to Buyers and its agents reasonable access to their books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary for Buyers in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Purchased Assets; provided that any such access by Buyers shall not unreasonably interfere with the conduct of the business of Sellers. Buyers shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred by Sellers and their respective Affiliates in connection with the foregoing.

(b) On and after the Closing Date, Buyers will afford promptly to Sellers and their respective agents reasonable access to such properties, books and records that were included in the Purchased Assets to the extent necessary to enable them to complete their legal, regulatory, stock exchange or financial reporting requirements; provided that any such access by Sellers shall not unreasonably interfere with the conduct of the business of Buyer. Buyers acknowledge that, subject to Section 5.05(b), Sellers shall be entitled to keep copies of any books and records included in the Purchased Assets.

Section 5.03. Trademarks; Tradenames. Except as may be permitted pursuant to the Distribution Agreement, the Transition Services Agreement or any other agreement among the applicable parties, after the Closing, Buyers shall promptly, and in any event within nine months after the Closing, (i) complete the revision of all new product literature relating to the Products so as to not include any references to the Seller Marks or any references to any Seller’s or its Affiliates’ customer service address or phone number and (ii) otherwise cease all use of the Seller Marks. Except as set forth in this Section 5.03, from and after the Closing, Buyers shall have no right to use any of the Seller Marks. In no event shall Buyer use any Seller Marks after the Closing in any manner or for any purpose different from the use of such Seller Marks by the marketing and selling of the Products in the Territory during the 90-day period preceding the Closing. All use of the Seller Marks by Buyer following the Closing shall inure to the benefit of Sellers.

Section 5.04. Public Announcements. The parties agree to consult with each other before issuing the initial press release with respect to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

Section 5.05. Confidentiality. (a) Effective as of the Closing, the Confidentiality Agreement between Buyer and WCCL dated as of July 1, 2009 (the “Confidentiality Agreement”) shall terminate with respect to information to the extent relating to the Purchased Assets or the marketing and selling of the Products in the Territory; provided, however, that any and all other information provided to Buyers by Sellers or their representatives concerning a Seller or any of its Affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b) After the Closing, Seller Parent and its Subsidiaries will hold, and will use their reasonable best efforts to cause their respective Affiliates and representatives to hold, in confidence all confidential documents and other information concerning the Purchased Assets, the Business or the Products. The obligation of Seller Parent and its Subsidiaries to hold any such information in confidence shall not extend to any information that is (i) required to be disclosed by Applicable Law, (ii) as necessary to defend or prosecute any indemnification claim under this Agreement or any action, suit, investigation or proceeding or (iii) except as a result of a disclosure in breach of this Agreement by Seller Parent or its Subsidiaries after the Closing, generally available to the public or already known by a third party receiving such information from Seller Parent or its Subsidiaries. The obligation of Seller Parent and its Subsidiaries to hold any such information in confidence shall be deemed to be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 5.06. Non-Competition. (a) Sellers covenant that, commencing on the Closing Date and ending on the third anniversary of the Closing Date, Sellers shall not, and they shall cause their respective Subsidiaries not to, directly or indirectly, in any capacity, engage in or have any direct or indirect ownership interest in, or permit their names to be used in connection with, or enter into any joint venture, distribution or profit sharing with respect to, the business of marketing or selling any prescription pharmaceutical product indicated for the treatment of psoriasis which competes with the Products in the Territory (the “Restricted Business”). For the avoidance of doubt, Sellers’ performance of their obligations under the Distribution Agreement and the Transition Services Agreement shall not be deemed a breach or violation of this Section 5.06. Notwithstanding the provisions of this Section 5.06(a), Seller and their respective Subsidiaries shall not be restricted from any of the following:

(i) owning solely for investment purposes up to 5% of the securities of any Person; or

(ii) acquiring one or more Persons or businesses that include within its business a Restricted Business, so long as either (A) the revenues of the Restricted Business being acquired constitute no more than 10% of the revenues of the Person or business being acquired or (B) such Seller or Subsidiary completes the sale of the Restricted Business within twelve months of the acquisition; provided that if such sale is subject to regulatory approval then such 12-month period shall be extended until five Business Days after all regulatory approvals have been received, but only to the extent that the parties to such sale are using reasonable best efforts to obtain any such approvals, including making all required filings within six months of the signing of the sale agreement.

(b) Sellers acknowledge that the restrictions contained in this Section 5.06 are reasonable and necessary to protect the legitimate interests of Buyers and constitute a material inducement to Buyers to enter into this Agreement and the Ancillary Agreements and consummate the transactions contemplated hereby and thereby. Sellers acknowledge that any violation of Section 5.06(a) will result in irreparable injury to Buyers and agree that Buyers shall be entitled to specific performance of Section 5.06(a) and consent to the entry thereof. Without limiting the generality of the foregoing, the Restricted Period shall be extended for an additional period equal to any period during which any of the Sellers is in breach of its obligations under this Section 5.06.

(c) During the Restricted Period, (i) Sellers shall not, shall cause their respective Subsidiaries not to, and shall use commercially reasonable efforts to cause their respective employees and sales representatives not to, disparage to any Person any of Buyers, their respective Subsidiaries, the Business or the Products, and (ii) Buyers shall not, shall cause their respective Subsidiaries not to, and shall use commercially reasonable efforts to cause their respective employees and sales representatives not to, disparage to any Person any of Sellers or their respective Subsidiaries.

(d) Until the second anniversary of the Closing Date, (i) without the consent of Buyer Parent, Seller Parent shall not, and shall not permit any of its Subsidiaries to, solicit or hire any employee of Buyer Parent or its Subsidiaries prior to the Closing, and (ii) without the consent of Seller Parent, Buyer Parent shall not, and shall not permit any of its Subsidiaries to, solicit or hire any employee of Seller Parent or its Subsidiaries that was involved in the Business prior to the Closing. The restrictions on hiring set forth in this Section 5.06(d)shall not apply to any employee that has ceased to be employed by Seller Parent or its Subsidiaries or Buyer Parent or its Subsidiaries, as applicable, prior to any solicitation by or discussions with the hiring party or its agents or representatives. For purposed of this Section 5.06(d), the use of general, non-targeted employment advertising shall not be deemed to be direct or indirect solicitation. The parties shall be entitled to injunctive relief requiring specific performance of this Section Section 5.06(d) and consent to the entry thereof.

(e) In the event that any covenant contained in this Section 5.06 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by Applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 5.06 and each provision thereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.07. Returns Policy. From and after the Closing, Buyers agree that they will not take any action intended to encourage, through the offering of incentives or changes in the returns policy of the Business or otherwise (other than in the ordinary course of business consistent with the past practice of the Business prior to Closing), customers to return Products shipped by Sellers or their Affiliates prior to the Effective Time.

Section 5.08. Release of Liens. Sellers agree, promptly upon the reasonable written request of any Buyer, at any time and from time to time after the Closing, to request from Credit Suisse such documents as any Buyer shall reasonably request in writing and as may be reasonably necessary or desirable to effect the release of any Purchased Assets that constitute collateral securing Seller Parent’s existing credit facility.

Section 5.09. Non-Assertion. Following the Closing, the Sellers hereby agree not to initiate any action, or otherwise assert any claim, demand, cause of action or request for damages or other relief, either alone or in cooperation with any other Person, alleging that Buyers’ use of the Purchased Assets set forth in Sections 2.01(e) or (f) or the Marketing Materials infringe or otherwise violate the Intellectual Property Rights of any Seller or any of Sellers’ respective Affiliates.

ARTICLE 6

TAX MATTERS

Section 6.01. Tax Matters. Sellers hereby jointly and severally represent and warrant to Buyer that:

(a) All Taxes owed by a Seller, a Selling Subsidiary or an Affiliate (whether or not shown on any Tax return) have been timely paid to the extent that any such Tax could be a Lien on the Purchased Assets or a liability of a Buyer.

(b) There is no extension of time within which to file any Tax return that would be binding on a Buyer. No claim has ever been made by an authority in a jurisdiction where a Seller or Selling Subsidiary does not file Tax returns with respect to a Product that any of them is or may be subject to taxation by that jurisdiction or that any of them must file Tax returns.

(c) Each Seller and Selling Subsidiary with respect to the Products has withheld and timely paid all Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d) Each Selling Subsidiary has established, in accordance with GAAP, adequate reserves for the payment of, and will timely pay, all Taxes that arise from or with respect to the Purchased Assets and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Purchased Asset.

Section 6.02. Tax Cooperation; Allocation of Taxes. (a) Buyer and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Sellers shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of at least six years following the Closing Date. On or after the end of such period, each party shall provide the other with at least 10 days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Sellers and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets.

(b) All personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets (other than Inventory) for a taxable period that includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between the Selling Subsidiaries, on the one hand, and Buyer, on the other hand, based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”). The Seller Parent and the Selling Subsidiaries shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyers shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period. The Selling Subsidiaries shall be responsible for all personal property and similar ad valorem obligations levied with respect to Inventory.

(c) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, transfer and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) incurred in connection with the transactions set forth in this Agreement (excluding, for the avoidance of doubt, the transactions contemplated by the Transition Services Agreement or the Distribution Agreement shall be borne equally by Buyers and Sellers, such that each of Buyers and Sellers are respectively obligated to pay 50%. Buyer and Sellers shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

(d) Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law. The paying party shall be entitled to reimbursement from the non-paying party in accordance with Section 6.02(b) or (c), as the case may be. Upon payment of any such Apportioned Obligation or Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 6.02(b) or (c), as the case may be together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest for each day until paid at a rate per annum equal to the rate of interest published by the Wall Street Journal (Eastern edition) on the Closing Date as the “prime rate” at large U.S. money center banks in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

ARTICLE 7

SURVIVAL; INDEMNIFICATION

Section 7.01. Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until the eighteen-month anniversary of the Closing Date; provided that the representations and warranties in Sections 3.02, 3.12(a), 3.14, 4.02, 4.06 and 4.07 shall survive indefinitely (such representation and warranties, collectively, the “Fundamental Representations”). The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding sentence, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought on or prior to such time.

Section 7.02. Indemnification. (a) Effective at and after the Closing, Sellers hereby jointly and severally indemnify and defend Buyers and their respective Affiliates harmless against and with respect to, any and all Damages incurred by a Buyer or its Affiliates to the extent arising out of:

(i) any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”);

(ii) any breach of covenant or agreement made or to be performed by a Seller pursuant to this Agreement;

(iii) any Excluded Liability;

(iv) any Taxes imposed by Puerto Rico, a State of the United States (other than Delaware) or the District of Columbia as a result of the purchase by the Irish Buyer of the Inventory hereunder, or the sale of such Inventory by the Irish Buyer to WC US, being characterized by such jurisdiction as occurring in such jurisdiction.

provided that with respect to indemnification by Sellers for Warranty Breaches pursuant to Section 7.02(a)(i), (A) Sellers shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $7,500,000 (the “Deductible”) and then only to the extent of such excess over $3,750,000; (B) Sellers shall not be liable for any Damages arising out of any individual claim (or series of related or similar claims) unless the amount of Damages for the individual claim (or series of related or similar claims) for which indemnification is being sought exceeds $50,000 and any Damages that are disregarded pursuant to this clause (B) shall not be aggregated for purposes of the preceding clause (A); and (C) Sellers’ maximum liability for all such Warranty Breaches shall not exceed $250,000,000 (the “Cap”); and provided, further, that the foregoing limitations in this Section 7.02 shall not apply to claims for indemnification under Section 7.02(a)(i) with respect to Fundamental Representations or Section 3.11.

(b) Effective at and after the Closing, Buyers hereby jointly and severally indemnify Sellers and their respective Affiliates against and agree to hold each of them harmless from any and all Damages actually suffered by a Seller or any of its Affiliates arising out of:

(i) any Warranty Breach;

(ii) breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(iii) any Assumed Liability;

provided that with respect to indemnification by Buyers for Warranty Breaches pursuant to Section 7.02(a)(i), (A) Buyers shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds the Deductible and then only to the extent of such excess over $3,750,000; (B) Buyers shall not be liable for any Damages arising out of any individual claim (or series of related or similar claims) unless the amount of Damages for the individual claim (or series of related or similar claims) for which indemnification is being sought exceeds $50,000 and any Damages that are disregarded pursuant to this clause (B) shall not be aggregated for purposes of the preceding clause (A); and (C) Buyers’ maximum liability for all such Warranty Breaches shall not exceed the Cap; and provided, further, that the foregoing limitations in this Section 7.02 shall not apply to claims for indemnification under Section 7.02(b)(i) with respect to Fundamental Representations.

Section 7.03. Third Party Claim Procedures. (a) The party seeking indemnification under Section 7.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b) The Indemnifying Party may, upon written notice to the Indemnified Party, assume control of the defense or prosecution of such Proceeding with counsel reasonably satisfactory to the Indemnified Party, strictly at its own cost and expense; provided, however, that the Indemnifying Party may not assume control of the defense of a suit or proceeding (i) involving criminal liability or (ii) to the extent the suit or proceeding seeks an injunction or equitable relief against the Indemnified Party; and provided, further, that the Indemnified Party may, at the cost and expense of the Indemnifying Party, at any time prior to delivery by the Indemnifying Party of the notice referred to in this sentence (but other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided in Section 7.03(a)), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests. If the Indemnifying Party assumes the control of such Proceeding, it shall be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnification obligation hereunder, subject to the limitations set forth in this Article 7. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party will have the right (but not the obligation to) control such defense or prosecution with counsel of its choice at the Indemnifying Party’s cost and expense, subject to the limitations set forth in this Article 7. Notwithstanding the foregoing, if representation of both the Indemnified Party and the Indemnifying Party by the same counsel would result in a conflict of interest (including as a result of there being legal defenses available to such Indemnified Party different from or in addition to those available to the Indemnifying Party), then counsel for the Indemnified Party shall be entitled, if the Indemnified Party so elects, to retain separate counsel and to conduct the defense or prosecution to the extent necessary to protect the interests of the Indemnified Party, and the reasonable fees and expenses of such counsel shall be at the Indemnifying Party’s cost and expense, subject to the limitations set forth in this Article 7.

(c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 7.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim if (A) the settlement does not release the Indemnified Party and its affiliates from all liabilities and obligations with respect to such Third Party Claim, (B) the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates or (C) the Indemnifying Party will not pay in full all amounts due under such settlement and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d) Each party shall cooperate, and cause their respective affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 7.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 7.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party. If the Indemnifying Party disputes its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 8.06.

Section 7.05. Calculation of Damages. (a) The amount of any Damages payable under Section 7.02 by the Indemnifying Party shall be net of (i) any amounts actually recovered by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible therefor and (ii) any Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Damages. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b) The Indemnifying Party shall not be liable under Section 7.02 for any (i) consequential or punitive Damages or (ii) Damages for lost profits.

Section 7.06. Effect of Investigation; Waiver. (a) (i) The right of Buyers and their respective Affiliates to indemnification based upon the representations and warranties of Sellers will not be affected by any investigation or knowledge of any of Buyers or their respective Affiliates. Such representations and warranties shall not be affected or deemed waived by reason of the fact that any of Buyers or their respective Affiliates knew or should have known that any representation or warranty might be inaccurate.

(ii) The right of Sellers and their respective Affiliates to indemnification based upon the representations and warranties of Buyers will not be affected by any investigation or knowledge of any of Sellers or their respective Affiliates. Such representations and warranties shall not be affected or deemed waived by reason of the fact that any of Sellers or their respective Affiliates knew or should have known that any representation or warranty might be inaccurate.

(b) (i) Notwithstanding anything in Section 7.06(a) to the contrary, Buyers and their respective Affiliates shall not be entitled to indemnification under this Agreement for any breach of any representation or warranty to the extent that, prior to executing this Agreement, Buyers had actual knowledge of such breach and failed to disclose such breach to Sellers. For the purposes of this Section 7.06(b), for any of Buyers to have had actual knowledge: Lars Olsen, Kristian Fick or Nina Henning must have had actual knowledge (A) of the facts underlying such breach at the time of execution of this Agreement; and (B) that such facts were a breach of a specific representation or warranty set forth in the Agreement (assuming, for these purposes, that each of the foregoing persons has read this Agreement).

(ii) Notwithstanding anything in Section 7.06(a) to the contrary, Sellers and their respective Affiliates shall not be entitled to indemnification under this Agreement for any breach of any representation or warranty to the extent that, prior to executing this Agreement, Sellers had actual knowledge of such breach and failed to disclose such breach to Buyers. For the purposes of this Section 7.06(b), for any of Sellers to have had actual knowledge: the individuals specified in Schedule 1.01(a) must have had actual knowledge (A) of the facts underlying such breach at the time of execution of this Agreement; and (B) that such facts were a breach of a specific representation or warranty set forth in the Agreement (assuming, for these purposes, that each such person has read this Agreement).

Section 7.07. Mitigation; Insurance. (a) Each Indemnified Party must mitigate in accordance with Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within two Business Days after the benefit is received.

(b) Each Indemnified Party shall use commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable pursuant to Section 7.02.

Section 7.08. Exclusivity. After the Closing, Article 7 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby, and each party hereby waives (except as specifically set forth in this Agreement) any such claims, whether at law or in equity, including claims for contribution or other rights of recovery arising out of or relating to claims for breach of contract, breach of representation, negligent misrepresentation and all other claims for breach of duty. However, nothing in this Section 7.08 shall limit a party’s rights and remedies for fraud or willful misconduct or to seek specific performance in accordance with Section 5.06 or Section 8.13.

ARTICLE 8

MISCELLANEOUS

Section 8.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Buyers, to:

LEO Pharma A/S

Industriparken 55, DK-2750

Ballerup, Denmark

Attention: President and CEO

Facsimile No.: +45 72 26 32 95

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attention: Alan J. Neuwirth

Facsimile No.: (212) 309-6001

if to Sellers, to:

Warner Chilcott plc

Unit 19 Ardee Business Park

Hale Street

Ardee, Co. Louth, Ireland

Attention: General Counsel

Facsimile No.: 353.41.685.6985

Warner Chilcott Company, LLC

Union Street, Road 195 Km 1.1

Fajardo, Puerto Rico 00738

Attention: Senior Director, Business Operations

Facsimile No.: (787) 863-5355

Warner Chilcott (US), LLC

100 Enterprise Drive

Rockaway, NJ 07866

Attention: General Counsel

Facsimile No.: (973) 442-3310

with a (which shall not constitute notice) copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: George R. Bason, Jr.

             Michael Davis

Facsimile No.: (212) 450-3800

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 8.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 8.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 8.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 8.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.01 shall be deemed effective service of process on such party.

Section 8.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, other than in the case of any Person entitled for indemnification pursuant to Article 7.

Section 8.09. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement, and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 8.10. Bulk Sales Laws. Buyer and Sellers each hereby waive compliance by Sellers with the provisions of the “bulk sales”, “bulk transfer” or similar laws of any jurisdiction.

Section 8.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.12. Seller Disclosure Letter. Sellers have set forth information on the Seller Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Seller Disclosure Letter need not be set forth in any other section so long as its relevance to such other section of the Seller Disclosure Letter or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (i) the Seller Disclosure Letter to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Sellers of any matter in the Seller Disclosure Letter shall not be deemed to constitute an acknowledgment by Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 8.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts specified in Section 8.06, in addition to any other remedy to which they are entitled at law or in equity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LEO PHARMA A/S

By:	/s/ Gitte P. Aabo
Name:	Gitte P. Aabo
Title:	President and CEO

By:	/s/ Lars Olsen
Name:	Lars Olsen
Title:	Executive Vice President

LEO LABORATORIES LTD.

By:	/s/ Gitte P. Aabo
Name:	Gitte P. Aabo
Title:	Chairman of the Board of Directors

WARNER CHILCOTT PUBLIC LIMITED COMPANY

By:	/s/ Roger M. Boissonneault
Name:	Roger M. Boissonneault
Title:	President and Chief Executive Officer
In:	Rockaway, New Jersey

WARNER CHILCOTT COMPANY, LLC

By:	/s/ Max A. Torres
Name:	Max A. Torres
Title:	Director
In:	Fajardo, Puerto Rico

WARNER CHILCOTT (US), LLC

By:	/s/ Izumi Hara
Name:	Izumi Hara
Title:	Senior Vice President
In:	Rockaway, New Jersey